Exhibit 99.1

Drug Candidates Developed Using Zymeworks’ Azymetric Platform Nominated for Late-Stage, Preclinical Development by Lilly
June 12, 2017
VANCOUVER, British Columbia--(BUSINESS WIRE)-- Zymeworks Inc. (“Zymeworks”), a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation bispecific and multifunctional biotherapeutics, initially focused on the treatment of cancer, today announced that two bispecific immuno-oncology drug candidates have been nominated by Eli Lilly and Company (“Lilly”) for late-stage, preclinical development. The drug candidates were developed by Lilly in collaboration with Zymeworks using Zymeworks’ proprietary AzymetricTM platform as part of the companies’ existing collaboration and licensing agreement. These two programs previously achieved a research milestone in 2016 and 2017, respectively.
“We are excited that our collaboration with Lilly has resulted in the nomination of potential drugs to the candidate stage,” said Dr. Ali Tehrani, President and CEO of Zymeworks. “We are continuing to work closely with Lilly in the development of other novel immune modulating bispecific antibody therapeutics.”
Under the terms of the agreement, Zymeworks has granted Lilly a worldwide, royalty-bearing license to research, develop and commercialize certain bispecific therapeutic candidates toward Lilly’s therapeutic targets. For these programs, Zymeworks is eligible to receive further development and commercial milestone payments as well as tiered royalties on product sales.
About the AzymetricTM Platform
The AzymetricTM platform consists of a library of proprietary amino acid substitutions that enable the transformation of monospecific antibodies into bispecific antibodies, which gives them the ability to simultaneously bind two non-overlapping epitopes, or antigens. AzymetricTM bispecific technology enables the development of biotherapeutics with dual-targeting of receptors/ligands and simultaneous blockade of multiple signaling pathways, increasing tumor-specific targeting and efficacy while reducing toxicities and the potential for drug-resistance. Additionally, the dual-targeting of AzymetricTM antibodies has demonstrated synergistic efficacy in preclinical studies through simultaneous binding relative to the application of an equivalent dose of the corresponding monospecific antibodies. AzymetricTM bispecifics can also be engineered to enhance internalization of the antibody into the tumor cell and consequently increase the delivery of cytotoxic payloads.
First-generation bispecific platforms significantly alter the structure of monoclonal antibodies or rely upon complex and proprietary manufacturing processes. AzymetricTM bispecifics, in contrast, retain the desirable drug-like qualities of monoclonal antibodies, including long half-life, stability and low immunogenic potential, which increases their probability of success. AzymetricTM bispecifics are also compatible with standard manufacturing processes with high yields and purity, which accelerates manufacturing timelines and reduces costs.
About Zymeworks Inc.
Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial. Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.
Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that relate to drug candidate development, Lilly collaboration progress and other information that is not historical information. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in our registration statement on Form F-1 and in our supplemented PREP prospectus dated April 27, 2017 filed in connection with our initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.
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Zymeworks Inc.
David Poon, Ph.D., 604-678-1388
Executive Director, External R&D and Alliances
bd@zymeworks.com
or
Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
ir@zymeworks.com
Source: Zymeworks Inc.